EXHIBIT 99.2 Notice to ASX 2019 Full year results presentation 26 February 2020 Attached is the Rio Tinto 2019 full year results presentation to be given today by Rio Tinto chief executive Jean-Sébastien Jacques, and chief financial officer Jakob Stausholm. The presentation slides are also available at www.riotinto.com/invest/presentations/2020/annual-results The presentation will be webcast live at 7.30pm (Australian Eastern Daylight Time) and can be accessed at www.riotinto.com/invest/presentations/2020/annual-results Page 1 of 2

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This announcement is authorised for release to the market by Rio Tinto's Group Company Secretary.

Page 2 of 2

2019 Full Year Results 26 February 2020 London

Cautionary and supporting statements This presentation has been prepared by Rio Tinto plc and Rio Tinto Limited (“Rio Tinto”). By accessing/attending this presentation you acknowledge that you have read and understood the following statement. Forward-looking statements This document, including but not limited to all forward looking figures, contains certain forward-looking statements with respect to the financial condition, results of operations and business of the Rio Tinto Group. These statements are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, and Section 21E of the US Securities Exchange Act of 1934. The words “intend”, “aim”, “project”, “anticipate”, “estimate”, “plan”, “believes”, “expects”, “may”, “should”, “will”, “target”, “set to” or similar expressions, commonly identify such forward-looking statements. Examples of forward-looking statements include those regarding estimated ore reserves, anticipated production or construction dates, costs, outputs and productive lives of assets or similar factors. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors set forth in this presentation. For example, future ore reserves will be based in part on market prices that may vary significantly from current levels. These may materially affect the timing and feasibility of particular developments. Other factors include the ability to produce and transport products profitably, demand for our products, changes to the assumptions regarding the recoverable value of our tangible and intangible assets, the effect of foreign currency exchange rates on market prices and operating costs, and activities by governmental authorities, such as changes in taxation or regulation, and political uncertainty. In light of these risks, uncertainties and assumptions, actual results could be materially different from projected future results expressed or implied by these forward-looking statements which speak only as to the date of this presentation. Except as required by applicable regulations or by law, the Rio Tinto Group does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events. The Group cannot guarantee that its forward-looking statements will not differ materially from actual results. In this presentation all figures are US dollars unless stated otherwise. Disclaimer Neither this presentation, nor the question and answer session, nor any part thereof, may be recorded, transcribed, distributed, published or reproduced in any form, except as permitted by Rio Tinto. By accessing/ attending this presentation, you agree with the foregoing and, upon request, you will promptly return any records or transcripts at the presentation without retaining any copies. This presentation contains a number of non-IFRS financial measures. Rio Tinto management considers these to be key financial performance indicators of the business and they are defined and/or reconciled in Rio Tinto’s annual results press release and/or Annual report. Reference to consensus figures are not based on Rio Tinto’s own opinions, estimates or forecasts and are compiled and published without comment from, or endorsement or verification by, Rio Tinto. The consensus figures do not necessarily reflect guidance provided from time to time by Rio Tinto where given in relation to equivalent metrics, which to the extent available can be found on the Rio Tinto website. By referencing consensus figures, Rio Tinto does not imply that it endorses, confirms or expresses a view on the consensus figures. The consensus figures are provided for informational purposes only and are not intended to, nor do they, constitute investment advice or any solicitation to buy, hold or sell securities or other financial instruments. No warranty or representation, either express or implied, is made by Rio Tinto or its affiliates, or their respective directors, officers and employees, in relation to the accuracy, completeness or achievability of the consensus figures and, to the fullest extent permitted by law, no responsibility or liability is accepted by any of those persons in respect of those matters. Rio Tinto assumes no obligation to update, revise or supplement the consensus figures to reflect circumstances existing after the date hereof. 2 ©2020, Rio Tinto, All Rights Reserved

J-S Jacques Chief Executive

As pioneers in mining and metals we produce materials essential to human progress Fe Cu Al Ni Li Perform & Transform Perform today Transform for tomorrow Portfolio Performance People Partners 4 ©2020, Rio Tinto, All Rights Reserved

A strong performance in 2019 Safety is our top priority. Strong safety performance across the business and first ever fatality-free year Financial performance $21.2 billion $11.9 billion Underlying EBITDA Paid to shareholders 47% 24% Underlying EBITDA margin ROCE** $10.0 billion $2.6 billion Free cash flow* Development capital invested $3.7 billion $0.6 billion Net debt 31 Dec Spent on exploration and evaluation * Excludes capital gains tax paid on divestments of $0.9 billion. **Return on Capital Employed (ROCE) is defined as underlying earnings excluding net interest divided by average capital employed (operating assets before net debt) 5 ©2020, Rio Tinto, All Rights Reserved

Sustainability performance supported by strong profitability No fatalities in 2019 46% reduction1 ~$7.5 billion in emissions since 2008 paid in taxes and $17 billion royalties paid to suppliers 76% of power 2 from renewables ASI $36 No 2 in global certified million3 human rights 4 Invested in index $100 million communities of new investment in solar programmes 1 Absolute emissions from managed operations including divestments; 18% reduction excluding divestments. 2 Aluminium Stewardship Initiative. 3 In 2019, we adopted new definitions and data collection processes for reporting discretionary community investments to align with GRI Reporting Standards. 4 Index published by Corporate Human Rights Benchmark. 6 ©2020, Rio Tinto, All Rights Reserved

$11.9bn of cash returns paid in 2019 with $3.9bn in H1 2020 $3.7bn $2.9bn $6.4bn + Sustaining capex Ordinary and special 2019 final ordinary dividends paid dividend to be paid in 2020 47% $2.6bn Development capex EBITDA margin $15.8bn $1.6bn Buy-backs 41% of operating TSR3 24% cash flow4 ROCE1 $0.9bn Capital gains tax $3.9bn 2 $2.3bn cash Special dividends paid + $0.2bn Increase in net debt from disposals Buy-backs in 2020 $1.6bn non-cash5 Increase in net debt 1 Return on Capital Employed (ROCE) is defined as underlying earnings before net interest divided by average capital employed (operating assets before net debt). 4 Excludes $0.9 billion payment of capital gains tax on disposal of coking coal assets in 2018. 2 $0.2 billion of on-market share buy-backs in Rio Tinto plc to be completed by 28 February 2020. 5 Primarily related to adoption of IFRS16 Leases from 1 January 2019. 3 Total Shareholder Return (TSR) is from 1 January 2019 to 31 December 2019 for combined DLC including reinvestment of dividends. Numbers have been rounded to the nearest $0.1 billion. 7 ©2020, Rio Tinto, All Rights Reserved

Jakob Stausholm Chief Financial Officer

Strong financial results ($bn, except for per share data) 2019 2018 Comparison Gross revenue 45.4 42.8 + 6% Underlying EBITDA 21.2 18.1 + 17% ROCE 24% 19% + 5pp Cash flow from operations1 15.8 11.9 + 32% Free cash flow1 10.0 7.1 + 42% Underlying earnings 10.4 8.8 + 18% Underlying earnings per share ($) 6.36 5.12 + 24% Net earnings 8.0 13.6 - 41% Ordinary dividend per share ($) 3.82 3.07 + 24% Total dividend per share ($)2 4.43 5.50 - 19% Net debt (cash) 3.7 -0.3 n/m 1 Excludes capital gains tax paid on divestments of $0.9 billion in 2019, $0.1 billion in 2018 2 2018 includes $2.43 special dividend from divestment proceeds 9 n/m = not meaningful ©2020, Rio Tinto, All Rights Reserved

EBITDA supported by price Underlying EBITDA $ billion 0.5 4.4 0.2 21.6 (0.2) (0.0) 21.2 (0.5) 18.1 1.2 16.9 2018 Price Exchange CPI & Flexed 2018 Incremental Unit cash Other and 2019 underlying rates energy underlying volume costs one-offs underlying EBITDA EBITDA margin EBITDA EBITDA of divested assets* EBITDA excl. divested assets (mainly coal) *Coking coal, Dunkerque aluminium smelter and Grasberg. Other and one-offs variance includes movements in central costs, non-cash costs, impact of volumes lost related to Kitimat 10 pot relining and ISAL preventive pot-line shutdown and Exploration & Evaluation costs. All variances exclude coal. ©2020, Rio Tinto, All Rights Reserved

Commodity prices moved in different directions Iron Ore* (39% increase YoY) Aluminium** (-15% decrease YoY) Copper** (-8% decrease YoY) 120 2800 550 340 330 110 500 2600 320 100 450 310 2400 90 400 300 80 2200 290 350 70 280 2000 300 270 60 260 1800 250 50 250 40 1600 200 240 62% price HY average Price HY Average MW Premium (RHS) Price HY average Buoyant Chinese steel demand in 2019 Weak global demand due to trade Concerns over global growth and trade slowdown and transportation sector impacting sentiment Supply disruptions ease in H2 2019 but market balance remains tight Modest supply curtailments via production Supply disruptions ~4.4% in 2019 cuts and slower ramp-up of production (versus 5.0% in last ten years) from projects * Per dry metric tonne, FOB basis | ** Average LME price | YoY change reflects change in average annual price Sources: Rio Tinto, Mysteel, World Steel Association, Bloomberg, Baltic Exchange, WoodMac 11 ©2020, Rio Tinto, All Rights Reserved

Maintained industry-leading profitability.… Return on invested capital*, post tax Average ROCE 2009 to 2019 of 16% 35% Average ROCE 2001 to 2008 of 22% 30% Only one year of single digit ROCE in two decades 25% 20% 15% 10% 5% 0% 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 Range for key diversified mining peers** Rio Tinto Source: CSFB and company information. *Return on Invested Capital is defined as tax adjusted EBIT / (consolidated book equity + net debt). ** Average of peers comprising Anglo American, BHP, Glencore and Vale 12 ©2020, Rio Tinto, All Rights Reserved

…which we continue to translate into strong cash flows Cash flow in $ billion 20.0 Capital allocation framework in action 18.3 15.1 15.8 13.7 14.3 New returns 14.1 policy 11.9 9.4 9.4 9.7 10.0 9.2 8.5 7.7 6.9 7.1 5.8 4.8 3.9 2.1 (8.1) 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 Operating cash flow Free cash flow Free cash flow is defined as net cash generated from operating activities less purchases of PP&E less lease principal payments plus sales of PP&E Operating cash flow and free cash flow exclude capital gains tax paid on disposals of $0.9 billion in 2019, $0.1 billion in 2018 and $0.2 billion in 2017, primarily related to coal disposals. 13 ©2020, Rio Tinto, All Rights Reserved

Iron Ore World-class returns underpinned by robust price environment Operating metrics 2019 2018 2020 Strong financial results comparison guidance Average realised price* $85.9 / t + 37% Robust second half performance demonstrates operational recovery Shipments (100% basis) 327.4mt - 3% 324-334Mt Operating cost / t** $14.4 / t +8% $14 -15 / t Record total material movement Financial metrics ($bn) Investment of $4.2 billion (our share) in Koodaideri Phase 1, Robe JV and Revenue 24.1 + 29% WTS phase 2 replacement projects EBITDA 16.1 + 41% Margin (Pilbara FOB) 72% + 4pp 2019 operating costs include: Operating cash flow 11.4 + 37% - Lower shipments impact of $0.5 / t Sustaining capex 1.2 + 24% ~1.0-1.5 Replacement and growth capex 0.6 + 57% - Additional waste movement ~$0.2 / t ROCE 67% + 25pp 12% increase in mine work index, extra approval and evaluation costs against efficiency gains in 2020 * Per dry metric tonne, FOB basis | ** Unit costs are based on operating costs included in EBITDA and exclude royalties (state and third party), sea freight, sustaining capital, tax and interest. A$:US$ assumption of 0.67 for 2020 guidance | Numbers reflect Pilbara operations and Dampier Salt 14 ©2020, Rio Tinto, All Rights Reserved

RioTinto

Aluminium

Focus on cash generation with price and cost impacting profitability

Operating metrics	2019	2018 comparison	2020 guidance
Average aluminium price*	$2,132 / t	- 14%	
Average alumina price**	$331 / t	- 30%	
Production – bauxite	55.1Mt	+ 9%	55-58Mt
Production – alumina	7.7Mt	- 3%	7.8-8.2Mt
Production – aluminium	3.2Mt	- 2%	3.1-3.3Mt
Canadian smelters – hot metal cash costs***	$1,318 / t	- 14%	See p52
Financial metrics ($bn)			
Revenue	10.3	- 15%	
EBITDA	2.3	- 26%	
Margin[1]	26%	- 4pp	
Operating cash flow	2.2	- 6%	
Sustaining capex	0.9	+ 16%	
Replacement and growth capex	0.4	- 53%	
ROCE	4%	- 4pp	

Lower prices impacted EBITDA by $1.3 billion

– Partly offset by $0.5 billion benefits mostly from increased bauxite volumes and lower costs

Free cash flow of $0.8 billion despite strong headwinds

Alumina production lower due to maintenance activities

PacAl EBITDA negative in 2019

Strategic reviews of NZAS continuing and ISAL announced in February 2020



* Realised price, including VAP and midwest premium | ** Platts Alumina PAX FOB Australia
*** Operating costs defined as hot metal cash costs for the Canadian smelters (alumina at market price) | [1] Aluminium underlying EBITDA margin is defined as Underlying EBITDA from Integrated operations adjusted to include the impact of the alumina legacy contracts, divided by Integrated operations revenues, adjusted to include freight revenue.

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©2020, Rio Tinto, All Rights Reserved

A strong global aluminium business Upstream EBITDA margins* (%) Margin gap: portfolio quality and performance delivery 40 2019 EBITDA margin 26% 35 30 25 20 +15pp 15 10 5 0 H1 17 H2 17 H1 18 H2 18 H1 19 H2 19 Rio Tinto Range for key aluminium peers *Aluminium underlying EBITDA margin is defined as Underlying EBITDA from Integrated operations adjusted to include the impact of the alumina legacy contracts, divided by Integrated operations revenues, adjusted to include freight revenue. Key peers include Rusal, Norsk Hydro, Vedanta and Alcoa 16 ©2020, Rio Tinto, All Rights Reserved

Copper & Diamonds…

Good operating performance masked by lower price and one-off items

Operating metrics	2019	2018 comparison	2020 guidance
Copper price (realised)	275 c/lb	- 7%	
Production – mined copper	577kt	- 5%	530-570kt
Production – refined copper	260kt	- 6%	205-235kt
Production – diamonds	17.0Mct	- 8%	12-14Mct
Unit cost*	93 c/lb	- 15%	120-135c/lb

Financial metrics ($bn)		
Revenue	5.8	- 10%
EBITDA	2.1	- 17%[1]
Margin (product group operations)	41%	- 6pp
Operating cash flow	1.5	- 29%
Sustaining capex	0.4	+ 15%
Replacement and growth capex	1.4	- 7%
ROCE	5%	- 4pp

EBITDA and margin impacted by price and several factors:

- $0.2 billion charge at Escondida related to cancellation of coal power contracts

2020 is a transition year at Kennecott and OT. Operating costs affected by lower grades. A return to higher grades planned for 2021

OT underground project mine design continues

$0.3 billion (100%) additional funding approved to progress Resolution

Winu exploration project advancing rapidly



* Unit costs for Kennecott, Oyu Tolgoi and Escondida utilise the C1 unit cost calculation where Rio Tinto has chosen Adjusted Operating Costs as the appropriate cost definition. C1 costs are direct costs incurred in mining and processing, plus site G&A, freight and realisation and selling costs. Any by-product revenue is credited against costs at this stage

[1] Excludes profit contribution of $0.3 billion from Grasberg in 2018

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©2020, Rio Tinto, All Rights Reserved

Energy & Minerals

Recovery from 2018 disruptions and solid pricing

Operating metrics	2019	2018 comparison	2020 guidance
IOC pellets price	$137 / t	+ 20%	
TiO_2 slag price**	$776 / t	+ 14%	
Production – IOC	10.5Mt	+ 18%	10.5-12.0Mt
Production – TiO_2	1.2Mt	+ 8%	1.2-1.4Mt
Production – Borates	0.5Mt	+ 2%	0.5Mt

Financial metrics ($bn)[1]		
Revenue	5.2	+ 15%
EBITDA	1.8	+ 41%
Margin (product group operations)	37%	+ 7pp
Operating cash flow	1.4	+ 58%
Sustaining capex	0.4	+ 21%
Replacement and growth capex	0.2	+ 96%
ROCE	15%	+ 7pp

Strong pricing and operational recovery driving 41% increase in EBITDA excluding coal assets divested in 2018

Higher TiO_2 production

- All 9 furnaces in operation at RTFT
- 1 furnace under rebuild at RBM

IOC benefiting from strong demand for premium products

- EBITDA margin of 47%
- Production fully recovered from 2018 strike, but impacted by weather in Q1 2019 and flooding incident in June

Zulti South project, construction on hold following security incidents

[1] 2018 financial metrics exclude coal operations which were disposed in 2018 | To reflect a change in management responsibility, Dampier Salt is now reported within Iron Ore. Prior year numbers have been restated accordingly. Iron Ore Company of Canada and the Simandou iron ore project in Guinea continue to be reported within Energy & Minerals. | **TZMI chloride slag assessment (November 2019), excludes UGS



©2020, Rio Tinto, All Rights Reserved

18

Disciplined allocation of capital Essential 1 sustaining capex Further cash returns to Compelling Ordinary shareholders growth 2 dividends Iterative 3 cycle of Debt management 19 ©2020, Rio Tinto, All Rights Reserved

Controlled ramp-up of investments Capital expenditure profile $ billion ~7.0 2019 capex of $5.5 billion ~6.5 ~6.5 - Sustaining capex of $2.9 billion 5.4 5.5 - Development and replacement capex Depreciation of $2.6 billion 4.5 $1 billion climate-related spend over five years. Capital portion already in 3.0 guidance Sustaining capex of ~$2.5 billion per year, of which Pilbara Iron Ore is $1.0-1.5 billion per year Pilbara replacement includes Koodaideri, Robe River and Western 2016A 2017A 2018A 2019A 2020F 2021F 2022F Turner Syncline phase 2 mine developments from 2019 Sustaining Pilbara replacement Other replacement Development 20 ©2020, Rio Tinto, All Rights Reserved

Our strong balance sheet… Net debt Operating cash flow of $14.9 billion after $ billion payment of $0.9 billion of capital gains 5.5 tax on coking coal disposals completed in 2018 1.6 Total cash returns to shareholders 10.3 $11.9 billion in 2019 Non-cash increase of $1.2 billion from implementation of IFRS16 Leases from 1 January 2019 3.7 14.9 0.1 1.2 0.3 $0.3 billion of new operating leases added in 2019 -0.3 2018 net IFRS 16 New leases Dividends Share buy- Capex Operating Other 2019 net cash Leases at added in paid back cash flow* debt 1/1/2019 2019 *includes taxes paid of $0.9 billion relating to the 2018 coking coal disposals Numbers have been rounded to the nearest $0.1 billion. 21 ©2020, Rio Tinto, All Rights Reserved

…is an asset Net debt Balance sheet strength is an asset. $ billion Offers resilience and creates optionality. 14.1 Gearing 7% and net debt to LTM^ EBITDA of 0.17x 12.9 11.3 10.0 $0.2 billion of share buy-backs to be 9.3 9.3 completed by end of February 2020 8.0 9.6 7.6 5.6 5.2 4.9 3.8 4.9 3.7 -0.3 Jun-16 Dec-16 Jun-17 Dec-17 Jun-18 Dec-18 Jun-19 Dec-19 pro forma net debt* Reported net debt * Pro-forma net debt adjusts for the remainder of previously announced buy-backs from operations, lags in shareholder returns from disposal proceeds, Australian tax lag and disposal-related tax lag and the impact of IFRS 16 Leases accounting change for the prior periods. This lease accounting change is reflected in the June and December 2019 reported net debt ^LTM = Last Twelve Months 22 ©2020, Rio Tinto, All Rights Reserved

Shareholder returns based on a well defined pay-out policy Our pay-out ratio has consistently exceeded the policy Final ordinary dividend for 2019 of $3.7 billion or 231 US cents per share to be 160% paid in April 2020 140% Total declared dividend for 2019 of $7.2 120% billion or 443 US cents per share 100% 70% payout ratio for full year 2019 80% 60% Policy of 40-60% of underlying earnings through the cycle 40% 20% 0% 2016 2017 2018 2019 Last 4 years Ordinary dividend Additional return Return of disposal proceeds 23 ©2020, Rio Tinto, All Rights Reserved

Our investment case Our Assets Our Approach Our Performance Long life Sustainability (ESG) 2019 ROCE2 Competitive Operational Excellence $10.4 billion earnings1 24% Expandable + Value over volume = $10.0 billion free cash flow3 23% Sustainable Capital discipline $11.9 billion dividends 27% and share buy-backs4 Strong balance sheet Counter-cyclical Unique strength and resilience 1 underlying earnings. 2 Return on capital employed (ROCE) is defined as underlying earnings (before net interest) / free cash flow / cash returns divided by average capital employed (operating assets before net debt). 3 Excludes capital gains tax paid on divestments of $0.9 billion. 4 Cash returns (dividends and share buy-backs) are stated on a cash flow basis. 24 ©2020, Rio Tinto, All Rights Reserved

J-S Jacques Chief Executive

Rio Tinto is well positioned to deal with short-term volatility … China daily property sales Global economic growth k sqm 1200 Day 0 = First day of Chinese New Year – Signs of stabilisation and some demand recovery in 1000 late 2019 800 – Supportive policy and restocking 600 400 200 Covid-19 virus 0 -10 -8 -6 -4 -2 0 2 4 6 8 10 12 14 16 18 20 22 24 26 28 30 32 34 36 38 40 – Potential Q1 impact. Recovery dependent on rate of 2016 2017 2018 2019 2020 normalisation of logistics & transport plus size and type of stimulus. China daily coal consumption of major electricity producers k tons – Stimulus being deployed to drive recovery 1000 Day 0 = First day of Chinese New Year – Front-loaded local government special purpose bonds, majority of which for infrastructure projects 800 – Interest rate cuts, accelerated lending to SMEs, extended 600 repayments for property developers and other industry 400 – Commodity intensity of China’s GDP growth could rise from Q2 as stimulus may be relatively commodity 200 -10 -8 -6 -4 -2 0 2 4 6 8 10 12 14 16 18 20 22 24 26 28 30 32 34 36 38 40 intensive 2016 2017 2018 2019 2020 Source: Rio Tinto, Mysteel, CEIC, Wind, Gaode 26 ©2020, Rio Tinto, All Rights Reserved

…with low-cost assets and strong balance sheet Low-cost assets Strong balance sheet ($ billion) 2020 iron ore cost curve (2020 CFR VIU adjusted costs)** 90 11.3 60 9.6 30 9.3 0 8.0 0% 25% 50% 75% 99% Rio Tinto Pilbara 2020 aluminium cost curve (2020 real $/t) 4.9 3.8 2500 3.7 2000 1500 1000 500 -0.3 0 0% 25% 50% 75% 100% Dec-16 Dec-17 Dec-18 Dec-19 Rio Tinto China Others pro forma net debt* Reported net debt Pro forma net debt adjusts for the remainder of previously announced buy-backs from operations, lags in shareholder returns from disposal proceeds, Australian tax lag and disposal-related tax lag, and the impact of IFRS lease accounting change for the prior periods. The lease accounting change is reflected in December 2019 reported net debt ** Cost curve includes recent supply disruption in February 2020 Source: CRU, Rio Tinto 27 ©2020, Rio Tinto, All Rights Reserved

Pressures are growing in a ‘New Era’ of complexity Growing geopolitical tensions Higher societal expectations Technological disruptions 28 ©2020, Rio Tinto, All Rights Reserved

Transforming for tomorrow Exploration Strong Building our sustainable portfolio Organic growth M&A watching brief free cash flow of the future New commodities per share Enhancing the Safety efficiency and Mine tailings Shareholder sustainability of Innovation for productivity returns our operations Technology breakthrough Enhancing our Product innovation value chain and Value chain partnerships Contribution to Marketing solutions partnership Climate change focus & human progress approach investment 29 ©2020, Rio Tinto, All Rights Reserved

Climate change portfolio matrix; 32Mt CO_2e in 2018[1]


low
Carbon intensity (tCO2e / tCu-eq)
high
Diamonds
Copper
Uranium
Pilbara
Borates
IOC
Atlantic Al
Bauxite &
Alumina
TiO2
Pacific Al
low
EBITDA margin (%) / competitive position
high
Size of bubble represents absolute emissions, scope 1 & 2, Mt CO2e

[1]our equity share of scope 1 and 2 GHG emissions from managed and non-managed operations

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©2020, Rio Tinto, All Rights Reserved

Our assets mirror global demand themes Minerals & Copper Iron Ore Aluminium Ventures Exploration Well-timed World leader World leader Products for World leading growth the future Transition to the Urbanisation Electrification low-carbon economy 31 ©2020, Rio Tinto, All Rights Reserved

Growth is all about value: invest in assets and create options through exploration billion Quality $2.6 Margins Returns Development growth capital invested Focus on most promising exploration opportunities $0.6 billion Spent on exploration and evaluation >200 Opportunities reviewed by 17 countries 69 projects 2 2 Order of 1 in generative and Projects Magnitude Ventures team target testing stage of Merit studies 1Reviews of assets and companies performed by the Ventures team since Q1 2017 32 ©2020, Rio Tinto, All Rights Reserved

We are accelerating Winu Extensive drilling & geophysical programmes completed. Drilled 16 km in 2018 and 124 km in 2019. Initial environmental and sub fauna base line studies completed. Other studies well advanced including: geotechnical, hydrology, mining, processing, basic engineering design. Stage-gate project, proposal to start small but with embedded optionality for growth. Potential future mine would be safe, agile and fit-for-purpose. Yielding quicker cash flows to shareholders, communities and government. Subject to regulatory approvals, Traditional Owner, and other consents, first production is targeted in 2023. ©2020, Rio Tinto, All Rights Reserved

We need an honest debate amongst stakeholders Consumers Climate Shareholders change & partnership Business Government 34 ©2020, Rio Tinto, All Rights Reserved

RioTinto

Our climate change strategy is in four areas – track record of performance against each

01
Producing the materials for a low carbon future

- Copper used in electrification
- Aluminium used in cars
- No fossil fuel extraction

02
Reducing the carbon footprint of our operations

- 29% of GHG emissions intensity reductions[1]
- 46% of GHG emissions absolute reductions[2]

03
Partnering to reduce the carbon footprint across our value chain

- Baowu/Tsinghua University value chain partnership
- Apple and Alcoa zero carbon aluminium smelting

04
Enhancing our resilience to physical climate risks

- Detailed risk analysis by assets across the portfolio to manage climate risks, e.g. extreme weather events in the Pilbara

[1] From managed operations since 2008, [2] from managed operations since 2008, 18% reduction excluding divestments [3] Targets are for scope 1 and 2 GHG emissions, for managed and non-managed operations on an equity basis

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©2020, Rio Tinto, All Rights Reserved

Our climate change strategy update We do not mine coal or extract oil and gas Our targets1 30% reduction in emissions intensity by 2030 from 2018 levels 15% reduction in absolute emissions by 2030 from 2018 levels Our growth, overall, between now and 2030 will be carbon neutral Underpinned by Approximately $1 billion climate-related spend over next 5 years Ultimately Our ambition is for net zero emissions from our operations by 2050 1 Targets are for scope 1 and 2 GHG emissions, for managed and non-managed operations on an equity basis 36 ©2020, Rio Tinto, All Rights Reserved

Using technology to tackle critical climate challenges - $1 billion over five years Tailings: Water management: Work with industry to research and develop new tailings solutions Increase capability to enhance water use and reduce waste Source: Epiroc Solar: Wind: Hybrid & electric equipment: ELYSISTM Deploy existing renewable energy Deploy existing renewable energy Deploy OEM1 developed equipment Technology breakthrough to produce technologies technologies to reduce scope 1 GHG free aluminium 1 OEM – original equipment manufacturer 37 ©2020, Rio Tinto, All Rights Reserved

$36bn cash returns since 2016 including $3.9bn in H1 2020 $3.7bn $9bn $19bn + Sustaining capex Ordinary and special 2019 final dividend dividends paid to be paid in 2020 43% 4 4 average EBITDA $50bn $62bn margin1 operating cash flows $9bn $4bn Development capex Buy-backs 28% of cash 3 18% + $12bn TSR average ROCE1 divestments (2016-2019) $9bn 5 2 $12bn Buy-backs and special + $0.2bn Reduction in net debt dividends from disposals Buy-backs 1 Average EBITDA margin and average ROCE from 2016- 2019. Return on Capital Employed (ROCE) is defined as underlying earnings before net interest divided by average capital employed (operating assets before net debt). 2 $0.2 billion of on-market share buy-backs in Rio Tinto plc to be completed by 28 February 2020. 3 Total Shareholder Return (TSR) is the CAGR from 1 January 2016 to December 2019. 4 Excludes $0.9 billion payment of capital gains tax on disposal of coking coal assets in 2018. 5 $11.5 billion reduction in net debt is the cash movement and is offset by a $1.3 billion increase in non-cash movements. This results in a $9.9 billion reduction in net debt from $13.8 billion at the end of 2015 to $3.7 billion at the end of 2019. Numbers have been rounded to the nearest $ billion. 38 ©2020, Rio Tinto, All Rights Reserved

Appendices 26 February 2020 London

Higher iron ore prices partly offset by lower copper and aluminium prices Underlying EBITDA 2019 vs 2018 $ million 24,000 4,382 22,000 Iron ore Iron & Titanium Diamonds Copper Aluminium* Other, net 18,136 7,000 20,000 5,719 6,000 18,000 5,000 16,000 4,000 14,000 3,000 12,000 2,000 10,000 1,000 121 8,000 0 6,000 -1,000 (108) (180) (175) 4,000 (995) 2,000 0 2018 Price underlying EBITDA * Aluminium includes alumina and bauxite and includes movements in market and other premia 40 ©2020, Rio Tinto, All Rights Reserved

Lower iron ore sales mostly offset by improvement in third party bauxite sales Underlying EBITDA 2019 vs 2018 $ million 316 26,000 529 75 22,819 24,000 4,382 22,000 48 78 (303) (20) 19 0 (407) 20,000 18,136 18,000 (74) 16,000 14,000 12,000 10,000 Diamonds Gold Aluminium Copper Iron & Iron Ore Other 8,000 Titanium 6,000 4,000 2,000 0 2018 Price Exchange Energy Inflation Flexed Volumes underlying rates 2018 & Mix EBITDA underlying EBITDA Aluminium includes alumina and bauxite. Aluminium variance excludes profit impact of volumes lost related to Kitimat pot relining and ISAL preventative pot-line shutdown. 41 ©2020, Rio Tinto, All Rights Reserved

Iron Ore Higher prices partly offset by disruptions Underlying EBITDA 2019 vs 2018 $ million 18,000 5,475 247 51 17,078 6 16,098 16,000 (73) (426) (560) 14,000 11,378 12,000 10,000 8,000 6,000 4,000 2018 Price Exchange rates Energy Inflation Flexed 2018 Volumes and Mix Cash costs Other 2019 underlying underlying underlying EBITDA EBITDA EBITDA – Pilbara operations sold 326.0 million tonnes -100% basis (shipments 327.4mt and – Gross sales revenue for our Pilbara operations included freight revenue of $1.7 production 326.7mt), 4% lower than 2018, having recovered strongly in the second billion (2018: $1.7 billion) half of 2019 after disruptions earlier in the year, which included weather events, – We priced approximately 76% of our sales with reference to the current month a screen house fire at one of our ports and mine operational challenges average index; 16% with reference to the prior quarter’s average index lagged by – Our Pilbara operations delivered an underlying Free On Board (FOB) EBITDA one month, with the remainder sold either on current quarter average, current margin of 72%, compared with 68% in 2018 month average or on the spot market – 2019 Pilbara unit cash costs were $14.4 per tonne (2018: $13.3 per tonne). The fire – Approximately 32% of our sales were made on an FOB basis with the remainder and weather-related events reduced first half shipments by 14 million tonnes (100% sold including freight basis), increasing unit costs by around $0.5 per tonne. We also incurred approximately $50 million in additional costs in 2019 ($0.2 per tonne) to address the mine operational challenges 42 ©2020, Rio Tinto, All Rights Reserved

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Aluminium

Lower prices partly offset by improved costs and higher bauxite volumes

Underlying EBITDA 2019 vs 2018
$ million


3,500
2,500
1,500
500
-500
3,095
(1,288)
153
16
(110)
1,866
316
315
(212)
2,285
2018 underlying EBITDA
Price
Exchange rates
Energy
Inflation
Flexed 2018 underlying EBITDA
Volumes & Mix
Cash cost reductions
Other
2019 underlying EBITDA

- Underlying EBITDA of $2.3 billion declined by 26% compared with 2018, primarily driven by the weaker pricing environment. This reduced underlying EBITDA by $1.3 billion, including the impact of alumina legacy contracts. This was partly offset by $0.5 billion of higher bauxite volumes and cost gains from productivity improvements and lower input prices, which flowed through to lower operating costs
- Despite the pressures, we maintained our position as a leading business in the sector, with an EBITDA margin of 26%
- The average realised price per tonne averaged $2,132 in 2019 (2018: $2,470)

- The cash LME price averaged $1,791 per tonne, 15% lower than 2018, and the mid-West premium dropped 24% to $320 per tonne
- VAP represented 51% of the primary metal we sold (2018: 54%, excluding Dunkerque, sold in 2018) and generated attractive product premiums averaging $234 per tonne of VAP sold (2018: $227 per tonne)
- Although broadly balanced in alumina, approximately 2.2 million tonnes of our legacy alumina sales contracts are exposed to a fixed linkage to the LME price

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Copper & Diamonds

Solid operational performance offset by lower prices

Underlying EBITDA 2019 vs 2018
$ million


3,000
2,000
1,000
0
2,776
(196)
43
22
(48)
2,597
73
(77)
(199)
(281)
(40)
2,073
2018 underlying EBITDA
Price
Exchange rates
Energy
Inflation
Flexed 2018 underlying EBITDA
Volumes and Mix
Cash cost reductions
Escondida: power contract charge
Grasberg disposal
Other
2019 underlying EBITDA

- At $2.1 billion, underlying EBITDA was $0.7 billion (25%) lower than 2018. This was the result of $0.2 billion in unfavourable pricing impacts, a $0.2 billion non-cash charge at Escondida in 2019 relating to the cancellation of existing coal power contracts to be replaced with lower cost renewable power, $0.1 billion from lower volumes at Escondida and the divestment of Grasberg, which contributed $0.3 billion to EBITDA in 2018
- We generated $1.5 billion in cash from our operating activities in 2019, 29% lower than 2018, driven by the 25% reduction in EBITDA described above, as well as $0.1 billion lower dividends from our 30% equity holding in Escondida
- Negative free cash flow of $(0.3) billion, reflected the lower operating cash flow and a sustained level of investment, at $1.8 billion, mainly relating to activities at the Oyu Tolgoi underground project
- Our average realised copper price decreased by 7% to 275 US cents per pound, which compared with an 8% decline in the LME price to 273 US cents per pound. This was partly compensated by a 10% rise in the average gold price to $1,393 per ounce. Together with weaker diamond pricing and provisional pricing movements, these lowered underlying EBITDA by $0.2 billion compared to 2018

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RioTinto

Energy & Minerals

Strong operational recovery from 2018 disruptions

Underlying EBITDA 2019 vs 2018
$ million



3,000
2,000
1,000
0
2,140
327
72
(0)
(75)
2,464
29
(118)
(893)
281
(1)
1,762
2018 underlying EBITDA
Price
Exchange rates
Energy
Inflation
Flexed 2018 underlying EBITDA
Volumes and Mix
Cash costs
Coal disposal
One-offs
Other
2019 underlying EBITDA

- Underlying EBITDA of $1.8 billion was 41% higher than 2018, excluding the coal assets we divested in 2018
- A higher price environment, in particular for iron ore pellets and concentrate and titanium dioxide feedstocks, added $0.3 billion to EBITDA compared to 2018
- Iron ore pellets and concentrate production at IOC was 18% higher than 2018, when operations were impacted by a two-month strike. We also saw an improvement in operational performance at our titanium dioxide operations, production was 8% higher than 2018, reflecting improved operational performance and the restart of furnaces

- We generated net cash from our operating activities of $1.4 billion and $0.8 billion of free cash flow, reflecting the stronger pricing environment and higher volumes. These were 11% and 3% higher than 2018, respectively, despite there being no contribution from the coking coal assets which we divested in 2018
- We completed the sale of our 68.62% stake in Rössing Uranium to China National Uranium Corporation Limited in July 2019

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Other movements in underlying EBITDA

Underlying EBITDA impact

$ million	2018	FX/ price	Energy & Inflation	Volumes	Cash costs	E&E	Non-cash	Interest, tax, other	2019
Other operations	(70)	60	(15)	(12)	(58)	-	15	3	(77)
Exploration & Evaluation (net)	(231)	13	2	-	-	(107)	-	8	(315)
Other	(952)	5	2	-	(25)	-	(12)	353	(629)
Total	(1,253)	78	(11)	(12)	(83)	(107)	3	364	(1,021)

- Other operations includes the Gove alumina refinery (curtailed in May 2014), Rio Tinto Marine and Legacy projects
- Central exploration & evaluation costs higher due to increased activity levels, primarily in copper

- Other costs of $629 million (pre-tax) were 34% lower than 2018 primarily due to:
  - lower central pension costs, share-based payments and insurance costs which were a credit compared with a charge in 2018 due to higher captive insurance premiums held centrally and lower settlement claims in 2019.
  - lower central cash costs following the implementation of IFRS16 Leases in 2019
  - lower restructuring, project and one-off central costs were 33% lower than 2018, mainly due to the implementation of a new operating model in 2018 with the project concluding in 2019.

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RioTinto

Group level financial guidance

	FY2020	FY2021	FY2022
CAPEX			
Total Group	~$7.0bn	~$6.5bn	~$6.5bn
Sustaining Capex Group	~$2.5bn	~$2.5bn	~$2.5bn
Pilbara Sustaining Capex	$1.0-1.5bn	$1.0-$1.5bn	$1.0-$1.5bn
Effective tax rate	30%		
Returns	Total returns of 40 – 60% of underlying earnings through the cycle		

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Group level financial guidance 2020 production guidance1 2020 costs Iron Ore Shipments 324 – 334mt (100% basis) $14-15/wmt (FOB) C&D C1 unit costs 120-135 c/llb Mined Copper 530 – 570kt Refined Copper 205 – 235kt Diamonds 12 – 14m carats Aluminium Modelling guidance provided for Bauxite 55 – 58mt Canadian smelters only (see slide 52) Alumina 7.8 – 8.2mt Aluminium 3.1 – 3.3mt Minerals TiO2 1.2 – 1.4 mt IOC 10.5 – 12.0 mt2 B2O3 ~0.5mt 1 Rio Tinto share unless otherwise stated. 2Total production of pellets and concentrates – mix can flex depending on marketing demand. 48 ©2020, Rio Tinto, All Rights Reserved

Debt maturity profile 31 December 2019 debt maturity profile* $ million Reported gross debt increased by $1.3 billion year on year to $14.3 billion at 31 3,500 Dec, mainly attributable to the implementation of IFRS 16 leases Millions 3,000 Average outstanding debt maturity of 2,500 corporate bonds at ~12 years (~ 10 years for Group debt) 2,000 $0.5bn corporate bond maturity in 1,500 May 2020 1,000 500 0 2020 2022 2024 2026 2028 2030 2032 2034 2036 2038 2040 2042 External borrowings Leases *Numbers based on December 2019 accounting value. The debt maturity profile shows $1.3 billion of capitalised leases under IFRS 16. 49 ©2020, Rio Tinto, All Rights Reserved

Pro-forma net debt reconciliation 2018 2019 $bn $bn Reported net debt -0.3 3.7 IFRS 16 leases adjustment 1.2 Australian tax top-up in June of following year 0.4 1.0 Australian tax payable on disposals in following year 0.9 Shareholder returns remaining relating to disposals 5.1 0.2 Committed share buybacks from operations 0.6 Proforma net debt 8.0 4.9 Note $5.1bn shareholder return in 2018 relates to special dividend of $4.0bn and remaining share buyback of $1.1bn relating to disposal of coal assets 50 ©2020, Rio Tinto, All Rights Reserved

Modelling EBITDA Underlying EBITDA sensitivity ($m) impact on FY 2019 underlying 2019 average price / rate EBITDA of 10% price/rate change Copper 273c/lb 350 Aluminium $1,791/t 482 Gold $1,393/oz 54 Iron ore (62% Fe FOB) $85.9/dmt 2,061 A$ 0.70US$ 529 C$ 0.75US$ 199 Oil (Brent) $64/bbl 72 Note: The sensitivities give the estimated effect on underlying EBITDA assuming that each individual price or exchange rate moved in isolation. The relationship between currencies and commodity prices is a complex one and movements in exchange rates can affect movements in commodity prices and vice versa. The exchange rate sensitivities include the effect on operating costs but exclude the effect of revaluation of foreign currency working capital. 51 ©2020, Rio Tinto, All Rights Reserved

Modelling aluminium costs Canadian* smelting unit cash** cost sensitivity ($/t) Impact a $100/t change in each of the input costs below will have on our 2019 Canadian smelting unit cash cost of $1,318/t Alumina (FOB) $191 Green petroleum coke (FOB) $34 Calcined petroleum coke (FOB) $30 Coal tar pitch (FOB) $7 * Canadian smelters include all fully-owned smelters in Canada (Alma, AP60, Arvida, Grande-Baie, Kitimat, and Laterrière), as well as Rio Tinto’s share of the Becancour and Alouette smelters ** The smelting unit cash costs refer to all costs which have been incurred before casting, excluding depreciation but including corporate allocations and with alumina at market price, to produce one metric tonne of primary aluminium. 52 ©2020, Rio Tinto, All Rights Reserved

Application of the returns policy Capital return considerations Comments 1 – Operating cash flow of $14.9 billion 1 Results for 2019 – FCF of $9.2 billion – Underlying earnings up 18% to $10.4 billion – Focused on Oyu Tolgoi Long-term growth prospects – Investing in replacing high quality assets in Pilbara, Kennecott and Zulti-South – Ongoing exploration and evaluation programme – Winu Balance sheet strength – Strong balance sheet with net debt of $3.7 billion Strong earnings/ cash generation – supplement with additional returns – Pay-out >60% threshold possible because of strong performance 40-60 per cent of underlying earnings through the cycle – Pay-out >60% threshold possible based on (i) strong 2019 prices (ii) strong balance sheet – Defined growth pipeline provides capacity to allocate more to shareholder cash return and debt Balanced between growth and shareholder returns reduction – Stable global growth, strong demand for premium products Outlook – Potential for continued price volatility 1 After $0.9 billion tax paid relating to 2018 coking coal disposals 53 ©2020, Rio Tinto, All Rights Reserved

Cash returns paid in 2019 2019 cash returns paid $11.9 billion of cash returns paid to $ billion shareholders in 2019: - $2.9 billion 2018 ordinary final 1.0 11.9 dividend or 180 US cents per share 2.5 - $3.9 billion 2018 special dividend or 243 US cents per share 1.6 - Share buy-back of $1.6 billion in Rio Tinto plc - $2.5 billion 2019 ordinary interim 3.9 dividend or151 US cents per share - $1.0 billion interim special dividend or 2.9 61 US cents per share - Remaining $0.2 billion* share buy- back to be repurchased by end of 2018 final dividend Special dividend SBB paid in 2019 2019 interim 2019 interim 2019 cash returns February 2020 dividend special dividend * Rio Tinto plc share buy-back (SBB) announced on 12 November 2018 of $1.1 billion relating to remaining coking coal divestment proceeds 54 ©2020, Rio Tinto, All Rights Reserved

Our diversified portfolio of products optimises end-to-end value

Diversified portfolio of products[1]

We market our high liquidity Pilbara Blend, plus a suite of products to meet the needs of our customers and optimise our resource



Silica + alumina
3
4
5
6
7
8
9
25Mt
IOC[2]
PBL
Baseload
HIY
PBF
SP10
RVL
RVF
56
57
58
59
60
61
62
63
64
65
66
67
Iron content %

Superior value for Pilbara Blend Fines (PBF)

Delivering higher value to our customers and extracting a premium



Competitor fines basket[3]
Pilbara Blend Fines[4]
$2.6/t
$3.5/t
$1.8/t
$2.7/t
H1 2018
H2 2018
H1 2019
H2 2019

[1] 2019 figures, [2] total Iron Ore Company of Canada (IOC) production comprised of pellets and concentrate [3] A synthetic blend of competitor products sold at the China portside market. This synthetic blend approximates PBF quality. [4] Includes reported PBF transactions at the China portside market, irrespective of seller. Source: MySteel, Rio Tinto PBF – Pilbara Blend Fines, PBL – Pilbara Blend Lump, HIY – Yandicoogina Fines, RVF – Robe Valley Fines, RVL – Robe Valley Lump. Note: Transactions converted from RMB to USD, at the average rate for each period.

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China high-frequency data Daily coal consumption of major electricity producers Post-CNY property sales remain almost non-existent k tons k sqm 1000 1200 Day 0 = First day of CNY Day 0 = First day of CNY 1000 800 800 600 600 400 400 200 200 0 -10 -8 -6 -4 -2 0 2 4 6 8 10 12 14 16 18 20 22 24 26 28 30 32 34 36 38 40 -10 -8 -6 -4 -2 0 2 4 6 8 10 12 14 16 18 20 22 24 26 28 30 32 34 36 38 40 2016 2017 2018 2019 2020 2016 2017 2018 2019 2020 Rebar capacity utilisation dropped sharply Daily intra-city traffic congestion index remains low % Index 85 Week 0 = First week of CNY 2.30 Day 0 = First day of CNY 80 75 1.90 70 1.50 65 60 1.10 55 50 0.70 -10 -9 -8 -7 -6 -5 -4 -3 -2 -1 0 1 2 3 4 5 6 7 8 9 10 -20-18-16-14-12-10 -8 -6 -4 -2 0 2 4 6 8 10 12 14 16 18 20 22 24 26 28 30 32 34 36 38 40 2016 2017 2018 2019 2020 2017 2018 2019 2020 Source: Rio Tinto, Mysteel, CEIC, Wind, Gaode, CHY = Chinese New Year 56 ©2020, Rio Tinto, All Rights Reserved

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Group Income Statement and Cash flow statement

	Rio Tinto Group		Oyu Tolgoi and Turquoise Hill[1]		Proforma Rio Tinto Group (excluding OT and TRQ)[2]	
	Dec-19 YTD Actual ($m)	Dec-18 YTD Actual ($m)	Dec-19 YTD Actual ($m)	Dec-18 YTD Actual ($m)	Dec-19 YTD Actual ($m)	Dec-18 YTD Actual ($m)
Consolidated sales revenue	43,165	40,522	1,166	1,180	41,999	39,342
Profit for the period	6,972	13,925	(2,137)	139	9,109	13,786
- attributable to owners of Rio Tinto (net earnings)	8,010	13,638	(647)	125	8,657	13,513
- attributable to non-controlling interests	(1,038)	287	(1,490)	14	452	273
Non-GAAP measures (per Financial Information by Business Unit)						
Underlying EBITDA	21,197	18,136	357	375	20,840	17,761
Underlying Earnings	10,373	8,808	25	69	10,348	8,739
Cash flows from operations	20,374	16,455	298	357	20,076	16,098
Capital expenditure	(5,488)	(5,430)	(1,289)	(1,284)	(4,199)	(4,146)

Oyu Tolgoi (OT) and Turquoise Hill Resources (TRQ) are fully consolidated in the Rio Tinto accounts – Rio Tinto's economic ownership is 33.5%. These tables are provided to be able to see the OT/TRQ accounts on a stand alone basis.

[1] Represents the amounts shown in the subsidiaries' financial statements prepared in accordance with IFRS under Rio Tinto Group accounting policies, including fair value adjustments, and before intercompany eliminations.

[2] Includes income and expenses arising in other Rio Tinto group companies from transactions with Oyu Tolgoi and Turquoise Hill.

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RioTinto

Group Balance Sheet

	Rio Tinto Group		Oyu Tolgoi and Turquoise Hill[1]		Proforma Rio Tinto Group (excluding OT and TRQ)	
	Dec-19 YTD Actual ($m)	Dec-18 YTD Actual ($m)	Dec-19 YTD Actual ($m)	Dec-18 YTD Actual ($m)	Dec-19 YTD Actual ($m)	Dec-18 YTD Actual ($m)
Non-current assets	70,499	70,047	9,589	10,375	60,910	59,672
Current assets	17,303	20,168	2,449	3,813	14,854	16,355
Assets of disposal groups held for sale	-	734	-	-	-	734
Total assets	87,802	90,949	12,038	14,188	75,764	76,761
Current liabilities	(11,125)	(10,571)	(493)	(540)	(10,632)	(10,031)
Non-current liabilities	(31,435)	(30,261)	(4,405)[2]	(4,367) [2]	(27,030)	(25,894)
Liabilities of disposal groups held for sale	-	(294)	-	-	-	(294)
Total liabilities	(42,560)	(41,126)	(4,898)	(4,907)	(37,662)	(36,219)
Net assets	45,242	49,823	7,140	9,281	38,102	40,542
Equity attributable to owners of Rio Tinto	40,532	43,686	4,771	5,345	35,761	38,341
Attributable to non-controlling interests	4,710	6,137	2,369	3,936	2,341	2,201
Total equity	45,242	49,823	7,140	9,281	38,102	40,542
Non-GAAP Measures (per Financial Information by Business Unit)						
Operating assets	44,183	43,431	6,780	6,072	37,403	37,359
Equity attributable to owners of Rio Tinto	40,532	43,686	4,771	5,345	35,761	38,341

Oyu Tolgoi (OT) and Turquoise Hill Resources (TRQ) are fully consolidated in the Rio Tinto accounts – Rio Tinto's economic ownership is 33.5%. These tables are provided to be able to see the OT/TRQ accounts on a stand alone basis.

[1] Represents the amounts shown in the subsidiaries' financial statements prepared in accordance with IFRS under Rio Tinto Group accounting policies, including fair value adjustments, and before intercompany eliminations.

[2] Rio Tinto plc has provided a guarantee, known as the completion support undertaking (CSU), in favour of the Oyu Tolgoi LLC project finance lenders. At 31 Dec 2019 and 31 Dec 2018, US$4.3bn of project finance debt was outstanding under this facility.

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